Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Results of Annual Shareholders Meeting

Shenzhen, China, -- Mercurity Fintech Holding Inc. (the “Company” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced the voting results from its Annual Shareholders Meeting held on Monday, November 21, 2022 Beijing time (the “Meeting”).

Proposals described in the Company's proxy materials were presented to the Company’s shareholders (the “Shareholders”) for consideration and approval at the Meeting. The proposals approved by the requisite majority of the votes cast by the Shareholders that attended the Meeting by proxy or in person are as follows:

1.	Election of Shi Qiu, Xiang Qu, Er-Yi Toh, Cong Huang, Keith Tan Jun Jie, Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, and Hui Cheng, to serve the Board of Directors of the Company, until the next annual shareholders meeting and until their successors are duly elected and qualified.
2.	Approval of the Reverse Split of the Company’s issued ordinary shares at a ratio of not less than one (1)-for-three hundred sixty (360) and not more than one (1)-for-seven hundred twenty (720), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board, or any duly constituted committee thereof, in its discretion.
3.	Suspension of the trading of the Company’s American Depositary Receipts / Shares (“ADRs”), termination of the deposit agreement for the ADRs among the Company, its depositary bank, Citibank, N.A., and the holders and beneficial owners of the Company’s ADRs, the exchange of ADRs for the corresponding ordinary shares of the Company, and commencement of trading of the Company’s ordinary shares on the Nasdaq Stock Market upon the effectiveness of the Reverse Split.

"We are pleased to have held our annual shareholder meeting and launched the next chapter of the Mercurity Fintech story with an exceptional group of experienced board members," said Shi Qiu, CEO of the Company. "The election of our committed, fit-for-purpose, and active board and approval of resolutions will bolster the Company’s ongoing business development as we keep developing technology while focusing on the commercialization and growth."

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com